Exhibit 99.1

Draganfly’s New Expanded Manufacturing and Production Facility in Saskatoon is Set to be Operational in Q3

The new Saskatoon facility will help Draganfly meet the rising demand for UAV systems.

Los Angeles, CA. August 3, 2023 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions, and systems developer, is pleased to announce its new manufacturing facility in Saskatoon, Saskatchewan is scheduled to come online in Q3. This expansion is part of Draganfly’s commitment to meeting the increasing market potential for products and solutions.

The Saskatoon facility is specifically designed to accommodate a growing demand for UAV systems and components, including those engineered for the Heavy Lift, Commander 3 XL, and the Company’s newest product, the Precision Delivery System.

With the incorporation of expanded manufacturing footprint and streamlined processes, the Saskatoon facility will enhance core manufacturing, assembly, integration, and quality control operations. As a result, the facility will increase production capacity while creating new opportunities to develop exciting new products and solutions.

“This is an incredible time for Draganfly with two new facilities to be fully functional along with our integrated Texas AIR Operations center at a time by we are about to witness increased growth in the unmanned aerial industry,” said Cameron Chell, President, and CEO of Draganfly. “We are excited for our new Saskatoon facility to come online to meet the immediate and ongoing demand.”

Following the successful launch of the Burnaby facility, which is enabling Saskatoon to transition to a new and expanded facility, and with the operational commencement of the Texas AIR operations center, Draganfly is well positioned to scale up its operations to meet the expanding industry demand.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.
For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Arian Hopkins

email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as ”may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to there being increased demand and Draganfly’s ability to meet such demand and scale up its operations. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.